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                                                                 Exhibit (a)(13)



                     JLK DIRECT DISTRIBUTION INC. ANNOUNCES
                           COMPLETION OF TENDER OFFER

Latrobe, Pa. - November 16, 2000 - JLK Direct Distribution Inc. (NYSE:JLK) announced the successful completion of its cash tender offer to acquire all of the outstanding shares of its Class A Common Stock for $8.75 per share.

The tender offer expired as of 12:00 midnight, Eastern time, on November 15, 2000. An aggregate of 4,141,603 shares (including 15,925 shares subject to guarantees of delivery) were properly tendered and not withdrawn prior to the expiration of the tender offer. After giving effect to the purchase of the shares tendered, Kennametal Inc. beneficially owns approximately 99.4% of the outstanding shares of JLK's common stock.

JLK also announced today that it intends to promptly effect a merger with Pegasus Acquisition Corporation, a wholly owned subsidiary of Kennametal, as a result of which JLK will become a wholly owned subsidiary of Kennametal. Pursuant to the merger, JLK shareowners who did not tender their shares in the tender offer and who do not seek appraisal of their shares under Pennsylvania law will have their shares converted into the right to receive $8.75 per share in cash. The merger will be completed as soon as practicable.


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